AB
3/7



UN.
SECURITIES AND
Washington, D.C. 20549

08028532

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-40862

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/07__AND ENDING___12/31/07_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

COLDWATER SECURITIES INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9665 Wilshire Boulevard, Suite 200
(No. and Street)

Beverly Hills	California	90212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Plaga   (310) 247-2700
                                (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Ave.	Los Angeles,	California	90071-3462
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, Joshua S. Friedman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Coldwater Securities Incorporated (the "Company") for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Vice President
_____
Title

Please see attached certificate.

>C 2/25/08

_____
Notary Public

Coldwater Securities Incorporated
Table of Contents

This report contains (check all applicable boxes):

<table>
<tr><td>(x)</td><td></td><td>Independent Auditors' Report</td></tr>
<tr><td>(x)</td><td>(a)</td><td>Facing page</td></tr>
<tr><td>(x)</td><td>(b)</td><td>Statement of Financial Condition</td></tr>
<tr><td>(x)</td><td>(c)</td><td>Statement of Operations</td></tr>
<tr><td>(x)</td><td>(d)</td><td>Statement of Cash Flows</td></tr>
<tr><td>(x)</td><td>(e)</td><td>Statement of Changes in Stockholder's Equity</td></tr>
<tr><td>( )</td><td>(f)</td><td>Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)</td></tr>
<tr><td>(x)</td><td></td><td>Notes to Financial Statements</td></tr>
<tr><td>(x)</td><td>(g)</td><td>Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934</td></tr>
<tr><td>(x)</td><td>(h)</td><td>Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, (exempt from requirements, See note 7 to Financial Statements.)</td></tr>
<tr><td>(x)</td><td>(i)</td><td>Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, See note 7 to Financial Statements.)</td></tr>
<tr><td>( )</td><td>(j)</td><td>A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)</td></tr>
<tr><td>( )</td><td>(k)</td><td>A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)</td></tr>
<tr><td>(x)</td><td>(l)</td><td>An Oath or Affirmation</td></tr>
<tr><td>( )</td><td>(m)</td><td>A copy of the SIPC Supplemental Report (not required)</td></tr>
<tr><td>(x)</td><td>(n)</td><td>A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)</td></tr>
</table>

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 25th
day of FEBRUARY , 20 08 , by JOSHUA S. FRIEDMAN ,
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.



JENNIFER CHABANEIX
Commission # 1653860
Notary Public - California
Los Angeles County
My Comm. Expires Mar 24, 2010

(Seal)   Signature_____



Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Coldwater Securities Incorporated
Beverly Hills, CA

We have audited the accompanying statement of financial condition of Coldwater Securities Incorporated
(the "Company"), a wholly owned subsidiary of Canyon Partners LLC, as of December 31, 2007, and the
related statements of operations, cash flows, and changes in stockholder's equity, that you are filing
pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the
responsibility of the Company's management. Our responsibility is to express an opinion on these
financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes consideration of
internal control over financial reporting as a basis for designing audit procedures that are appropriate in
the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes
examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
assessing the accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of
Coldwater Securities Incorporated at December 31, 2007, and the results of its operations and its cash
flows for the year then ended in conformity with accounting principles generally accepted in the United
States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as
a whole. The supplemental schedule g listed in the accompanying table of contents is presented for
purposes of additional analysis and is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This
schedule is the responsibility of the Company's management. Such schedule has been subjected to the
auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly
stated in all material respects when considered in relation to the basic financial statements taken as a
whole.

February 21, 2008

Member of
Deloitte Touche Tohmatsu

COLDWATER SECURITIES INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH	$ 350,297
DEPOSIT WITH CLEARING BROKER	200,000
ACCOUNTS RECEIVABLE AND INTEREST RECEIVABLE	4,996
TOTAL	$ 555,293

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 28,800
Payables to affiliates	9,305
Total liabilities	38,105

STOCKHOLDER'S EQUITY:

Common stock, no par value — 100,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	394,138
Retained earnings	113,050
Total stockholder's equity	517,188
TOTAL	$ 555,293

See notes to financial statements.

COLDWATER SECURITIES INCORPORATED

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES — Interest and other income	$61,170
EXPENSES:	
Professional fees	35,637
General, administrative, and other	28,026
Clearing charges	309
Total expenses	63,972
LOSS BEFORE PROVISION FOR INCOME TAXES	(2,802)
PROVISION FOR INCOME TAXES	(800)
NET LOSS	$ (3,602)

See notes to financial statements.

COLDWATER SECURITIES INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE — January 1, 2007	$ 10,000	$ 394,138	$ 116,652	$ 520,790
Net loss			(3,602)	(3,602)
BALANCE — December 31, 2007	$ 10,000	$ 394,138	$ 113,050	$ 517,188

See notes to financial statements.

COLDWATER SECURITIES INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (3,602)
Adjustments to reconcile net loss to net cash from operating activities — changes in assets and liabilities:	
Accounts receivable and interest receivable	(4,920)
Accounts payable and accrued expenses	4,650
Payables to affiliates	(44,145)
Net cash from operating activities	(48,017)
NET DECREASE IN CASH	(48,017)
CASH — Beginning of year	398,314
CASH — End of year	$ 350,297
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid during the year for income taxes	$ 800

See notes to financial statements.

COLDWATER SECURITIES INCORPORATED

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

1. NATURE OF OPERATIONS

Coldwater Securities Incorporated (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Canyon Partners LLC (the "Parent"). The Company executes trades for the Parent and affiliates, including Canyon Capital Advisors LLC, a registered investment advisor for a number of funds, some of which are affiliates, and other managed accounts. The Company also engages in securities transactions and investment advisory services related to corporate and real estate transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Fair Value of Financial Instruments — Financial Accounting Standards Board (FASB) Statement No. 107, *Disclosure about Fair Value of Financial Instruments*, requires companies to report the fair value of financial instruments for certain assets and liabilities. Cash, deposits, receivables, and payables are carried at cost, which approximates fair value.

Securities Transactions — Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities transactions and securities transactions of the Company are recorded on a trade-date basis.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements — In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. On February 1, 2008, the FASB issued FASB Staff Position FIN No. 48-2 which defers the effective date of FIN 48 for certain nonpublic enterprises. As a result, FIN No. 48 is effective for the Company beginning January 1, 2008. The adoption of FIN No. 48 is not expected to have a material impact on the Company's financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company has an agreement in place with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company or 99% of the Company's pretax net income whichever is greater. For the year ended December 31, 2007, $1,559 was incurred for these services and is included in general, administrative, and other in the statement of operations. Also, at December 31, 2007, $9,305 was payable to the Parent.

4. INCOME TAXES

At December 31, 2007, the Company had federal tax operating loss carryforwards of approximately $249,496 available to reduce future federal taxable income. The federal carryforwards expire in years 2008 through 2027. Such loss carryforwards result in a deferred tax asset of approximately $84,829, which was fully reserved as of December 31, 2007, as the Company believes these loss carryforward amounts will likely not be utilized by their expirations. The provision for income taxes on the statement of operations consists of the minimum franchise taxes due to the state of California.

5. DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with a clearing broker. The agreement provides that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis and while the Company is involved with certain private placements. In connection with this agreement, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers or by counterparties involved in the Company's private placement transactions. It is the Company's policy to continuously monitor its exposure to these risks.

At December 31, 2007, the Company was required to maintain a minimum of $200,000 on deposit with the clearing broker. The agreement also provides that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement. In addition, the deposit does not represent any ownership interest in the clearing broker. As such, the deposit is appropriately included as an allowable asset at December 31, 2007, for purposes of the Company's net capital computation.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $512,192, which is $262,192 in excess of required net capital.

7. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

* * * * * *

SUPPLEMENTAL SCHEDULE

COLDWATER SECURITIES INCORPORATED

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2007

TOTAL STOCKHOLDER'S EQUITY	$ 517,188
LESS DEDUCTIONS AND/OR CHARGES — Accounts receivable and interest receivable	4,996
NET CAPITAL	512,192
MINIMUM NET CAPITAL REQUIRED (Greater of 2% of aggregate debit items or $250,000)	250,000
EXCESS NET CAPITAL	$ 262,192

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA.

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 21, 2008

Coldwater Securities Incorporated
9665 Wilshire Blvd., Suite 200
Beverly Hills, CA 90212

In planning and performing our audit of the financial statements of Coldwater Securities Incorporated (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 21, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



- 12 -